November 18, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

Re:    NCR Corporation
From 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-00395

Dear Ms. Collins:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of November 4, 2014 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter form the Staff. Unless the context requires otherwise, references to "we", "our", "us", "NCR" or "the Company" in the responses below refer to NCR Corporation.

Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

General

1.
In your letter to us dated September 25, 2012, you discussed contacts with Sudan and Syria. You state on page 33 of the 10-K that in 2014 your branch in Syria maintained a bank account at the Commercial Bank of Syria, which is designated as a Specially Designated National. You disclose on pages 23 and 92 of the 10-K revenues in Africa and the Middle East, regions that include Sudan and Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contracts with Sudan and Syria since your letter to us, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of those countries or entities they control.

Securities and Exchange Commission
Ms. Kathleen Collins

On July 13, 2012, NCR submitted an initial notification to the Treasury Department's Office of Foreign Assets Control ("OFAC") of potential apparent violations of Executive Order 13582 (August 17, 2011) and Syrian Sanctions Regulations, 31 C.F.R. Part 542. NCR reported to OFAC that, among other actions, it was conducting a review to identify any noncompliant conduct. We also stated in our Current Report on Form 8-K, filed on August 14, 2012, that we had begun a related internal investigation. This investigation examined, among other things, allegations related to our past business in Syria. Following submission of the July 2012 notification to OFAC, we suspended all operations in Syria, including payments to employees.

On February 13, 2013, we submitted a voluntary self-disclosure to OFAC outlining the details of the apparent violations of Executive Order 13582 (August 17, 2011) and Syrian Sanctions Regulations, 31 C.F.R. Part 542. In that report, NCR advised OFAC that, from August 6, 2009 until its suspension of operations in Syria in July 2012, it sold commercial goods and services directly and through foreign subsidiaries to customers located in Syria. The goods sold were automated teller machines (ATMs), related software and peripherals, spare or replacement parts, and supplies, such as paper and ink. Employees in Syria provided related services, including installation, repair and maintenance of this equipment.

Since 2013, NCR has been operating under authorizations (and various renewals thereof) from OFAC to engage in activities customarily incident to winding down of business operations, including but not limited to:

•	the sale or transfer of assets, including but not limited to real and personal property;

•	the resolution of employee contracts, benefits and severance obligations;

•	the execution of filings as required with Syrian authorities to deregister in Syria, including the filing of tax audit reports and other necessary submissions;

•	the engagement of third party service providers, such as accountants and legal counsel to effectuate these filings and other actions;

•	the termination, novation or other appropriate action to resolve outstanding third party vendor and customer contracts;

•	the closure of bank accounts that have been maintained in non-blocked banks; and

•	the closure of bank accounts that have been maintained in blocked banks (including the Commercial Bank of Syria).

In May 2015, NCR applied to OFAC for the renewal of the then-existing authorizations. On October 24, 2015, OFAC approved the renewal of the first of two wind-down licenses (OFAC license No. SY-2015-318861-1), which authorizes NCR to engage in activities that are ordinarily incident and necessary to wind down contracts or other agreements in Syria. The term of the renewed license runs through April 30, 2016. The renewal application for the second wind-down license (OFAC license application no. SY-2015-319278-1), which would authorize NCR to engage in all transactions necessary to close accounts in, transfer assets from, and terminate contracts with, Commercial Bank of Syria (CBS), remains pending with OFAC.

Since suspending its Syrian operations in July 2012, NCR’s only contacts with, and activities in, Syria, including its maintenance of a bank account with CBS, have been pursuant to, and in accordance with, these two OFAC wind-down licenses. NCR fully expects that, for at least the duration of sanctions and export controls, it will have no further (i) activities in, or contacts with, Syria for the provision of services, products, information or technology, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements, or (ii) agreements, commercial arrangements, or other contacts with the government of Syria or entities that it controls.

With regard to Sudan, NCR confirms that, since its September 25, 2012 letter to the Staff, it has not (i) engaged in any activities or contacts with Sudan, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements, (ii) provided services, products, information or technology to Sudan, directly or indirectly, or (iii) entered into any agreements, commercial arrangements or other contacts with the government of Sudan or entities that it controls.

Securities and Exchange Commission
Ms. Kathleen Collins

2.
Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contracts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As stated in our September 25, 2012 letter to the Staff, NCR’s past business contacts in Syria were immaterial to NCR and, in our opinion, have posed no material investment risk for our security holders. As described in the response to the comment above, NCR has had no contacts with Sudan during the last three fiscal years or during the subsequent interim period.

The following table shows the approximate dollar amounts of revenue, assets, and liabilities associated with each of Syria and the Sudan for the last three fiscal years and the subsequent interim period (amounts shown are in millions).

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014	For the nine months ended September 30, 2015
Syria
Revenue	$0.4	$0.0	$0.0	$0.0
Assets	$2.1	$0.8	$0.7	$0.6
Liabilities	$0.6	$0.4	$0.4	$0.4
Sudan
Revenue	$0.0	$0.0	$0.0	$0.0

Consistent with the Staff's comments and our ordinary assessment of materiality in a variety of contexts, we have also considered qualitative factors in our evaluation of the materiality of our contacts in Syria. In light of the factors and reasons set forth below, we continue to believe that our contracts with Syria do not present a material investment risk to our security holders:

•
The revenue associated with Syria and Sudan for fiscal 2012 was less than 0.1% of total NCR revenue, and for fiscal 2013, for fiscal 2014 and for the nine months ended September 30, 2015 was 0% of total NCR revenue.

•	We have engaged in no business in Sudan since 2010, and, as disclosed in our September 25, 2012 letter to the Staff, our business in Sudan prior to 2010 was limited in nature.

•
Since July 2012, when we suspended operations in Syria, our contacts with Syria have consisted solely of activities related to the wind-down of operations consistent with the terms of wind-down licenses issued by OFAC. We also note that since July 2012, our ongoing public disclosures have made clear for the benefit of our investors that we have suspended operations in Syria. We do not, at this time, anticipate pursuing future business in Syria.

•	State governments, municipalities, and/or universities, together hold, of record, less than 5% of the Company's outstanding shares of common stock.

Securities and Exchange Commission
Ms. Kathleen Collins

•
We are aware of no divestment or related initiatives being directed at NCR by any state governments, municipalities, universities or other investors, and have received no notices or inquiries with respect to any such initiatives. We believe the de minimis nature of the company's former business in these    countries makes it unlikely that such investors would propose divestment.

•
Our past business contacts in Syria, which were comprised of sales of ATMs, related software and peripherals and similar equipment (parts, supplies and services) sold to banks and other customers for use by consumers in their day-to-day life, are not, we believe, of a nature that would engender negative investor sentiment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations, page 23

3.
We note you include a supplemental revenue information table in your quarterly earnings releases on Forms 8-K that presents revenue on a comparative basis by specific type of offering: cloud, software license/software maintenance, professional services, hardware, and other services. We also note you discuss the results by offering on your earnings calls. Please tell us how you considered including this information here and in your respective Form 10-Q filings as it appears management uses this information to manage the business, and it may be meaningful to investors in understanding known trends and demands as it relates to your product and service offerings. We refer you to Item 303(a) of Registration S-K and Section III of SEC 33-8350.

In the first quarter of 2014, in support of our company-wide initiative to transform into a software-driven hardware-enabled business, we began to include comparative supplemental revenue information in our earnings releases in an effort to show our software-related revenue relative to revenue from our hardware and services businesses.

When we began to disclose this supplemental revenue information, we also evaluated whether the information should be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our quarterly and annual reports. We based that evaluation on the guidance included in Item 303(a) of Registration S-K and Section III of SEC 33-8450. The following factors were considered in this evaluation:

•
We manage and assess our performance by our four operating segments - Financial Services, Retail Solutions, Hospitality and Emerging Industries - and we provide revenue guidance in total and by operating segment. We do not manage our business or assess our performance by the supplemental revenue streams.

•
In accordance with Rule 5-03 of Regulation S-X, we report product revenue and services revenue separately in the Statement of Operations. Product revenue includes hardware, software license and consumables revenue. Services revenue includes software and hardware maintenance (i.e. support services), professional services, installation services and cloud revenue. However, the software-related revenue we provide in our earnings releases includes software license, software maintenance, professional services and cloud revenue - i.e., elements both from our product revenue and from our services revenue and does not, therefore, correspond directly to the reported revenue in our Statement of Operations.

Because we measure our performance based on our operating segments and because our calculation of the software-related revenue measure used in our earnings release supplemental revenue information does not correspond directly to the product and services definitions used in our Statement of Operations, we concluded that the presentation of product and services revenue, and revenue by operating segment, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our quarterly and annual reports is clearer and a better means to understand NCR’s performance. We regularly review our presentation

Securities and Exchange Commission
Ms. Kathleen Collins

of financial information in accordance with the guidance included in Item 303(a) of Registration S-K and Section III of SEC 33-8450 and believe we have provided meaningful information to understand NCR's performance.

Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 81

4.
You state that any costs that may be incurred in excess of those amounts provided as of December 31, 2014 cannot be reasonably determined, or are not currently considered probable. It is not clear from this disclosure whether you believe there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred. Please confirm that in future filings you will revise and clarify your disclosure to state whether you believe there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred and if so, disclose the estimated additional loss or range of loss, or state that such an estimate cannot be made. Please provide us with proposed draft disclosure in your response. We refer you to paragraphs 3 through 5 of ASC 450-20-50.

We do not believe there is a reasonable possibility that losses have already been incurred that exceed amounts already recognized related to liabilities reflected in the Consolidated Financial Statements. We have appropriately reflected in our Consolidated Financial Statements those liabilities that are considered probable and reasonably estimable. In response to the Staff's comment, we confirm that we will, in future filings, include language similar to the following in Note 10, Commitments and Contingencies:

“The Company has reflected all liabilities when a loss is considered probable and reasonably estimable in the Consolidated Financial Statements. We do not believe there is a reasonable possibility that losses exceeding amounts already recognized have been incurred, but there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Other than as stated below, the Company does not currently expect to incur material capital expenditures related to such matters. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including, but not limited to the Fox River and Kalamazoo River environmental matters and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR’s Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows.”

The above language will replace the following:

“NCR believes the amounts provided in its Consolidated Financial Statements, as prescribed by GAAP, are currently adequate in light of the probable and estimable liabilities with respect to such matters, but there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Other than as stated below, the Company does not currently expect to incur material capital expenditures related to such matters. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including, but not limited to the Fox River and Kalamazoo River environmental matters and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR’s Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2014 cannot currently be reasonably determined, or are not currently considered probable.”

Securities and Exchange Commission
Ms. Kathleen Collins

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (678) 808 7900 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Edward Gallagher
Edward Gallagher
Senior Vice President, General Counsel and Corporate Secretary
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer